UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33603

The Dolan Company

(Exact name of registrant as specified in its charter)

222 South Ninth Street, Suite 2300

Minneapolis, Minnesota

Telephone: (612) 317-9420

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights

8.5% Series B Cumulative Preferred Stock

Series A Junior Participating Preferred Stock Purchase Right

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value per share

Preferred Share Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Preferred Share Purchase Rights (no record holders); 8.5% Series B Cumulative Preferred Stock (no record holders); Series A Junior Participating Preferred Stock Purchase Right (no record holders); and Common Stock (one record holder)

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dolan Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 12, 2014	THE DOLAN COMPANY

	By:	/s/ Vicki Duncomb
Name: Vicki Duncomb
Title: Vice President and Chief Financial Officer